20012750

SEC Mail Processing Section
MAR 16 2020
Washington DC
413

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StartEngine Primary, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8687 Melrose Avenue, 7th Flr
(No. and Street)

Los Angeles	California	90069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Marks (800) 469-5785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BFBorgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 Cedar Avenue	Lakewood	Colorado	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StartEngine Primary, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEAGAN HOLMES
Notary Public – California
Los Angeles County
Commission # 2225039
My Comm. Expires Dec 11, 2021

Signature

CEO

Title

3/10/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On March 10, 2020 (Date) before me, Meagan Holmes / Notary Public (Here Insert Name and Title of the Officer)

personally appeared Howard Marks (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MEAGAN HOLMES
Notary Public – California
Los Angeles County
Commission # 2225039
My Comm. Expires Dec 11, 2021

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (*Signature of Notary Public*)

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audit

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ______
Signer is Representing: ______

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC (the "Company") as of December 31, 2019, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

BF Borgers CPA PC
Certified Public Accountants
We have served as the Company's auditor since 2019
Lakewood, CO
March 13, 2020

StartEngine Primary LLC
Balance Sheet
December 31, 2019

Assets

Current assets		
Cash	$	418,757
Restricted cash		35,000
Accounts receivable		187,779
Other current asset		21,662
Total current assets		663,198
Related party receivable		14,536
Total assets	$	677,734

Liabilities and Member's Equity

Current liabilities		
Accounts payable and accrued expenses	$	54,508
Customer deposits		35,000
Total current liabilities		89,508
Related party payable		68,351
Total liabilities	$	157,859
Member's equity		
Member contributions	$	640,100
Accumulated deficit		(120,225)
Total member's equity		519,875
Total liabilities and member's equity	$	677,734

The accompanying notes are an integral part of these financial statements

StartEngine Primary LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenue		
Commission income	$	190,135
Warrants		30,566
Total revenue		220,701
Costs of revenue		
Transaction fees		66,369
Personnel		6,127
Other		2,130
Total costs of revenue		74,627
Gross profit		146,074
Operating expenses:		
Selling and marketing expenses		15,785
Research and development		5,457
General and administrative expenses		218,209
Total operating expenses		239,451
Net loss	$	(93,377)

The accompanying notes are an integral part of these financial statements

StartEngine Primary LLC
Statement of Member's Equity
For the Year Ended December 31, 2020

		Member Contributions		Accumulated Deficit		Total
Balance, January 1, 2019	$	220,100	$	(26,848)	$	193,252
Member contributions		420,000				420,000
Net loss				(93,377)		(93,377)
Balance, December 31, 2019	$	640,100	$	(120,225)	$	519,875

The accompanying notes are an integral part of these financial statements

StartEngine Primary LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net loss	$	(93,377)
Changes in operating assets and liabilities:		
Restricted cash		(35,000)
Accounts receivable		(187,779)
Other current asset		(21,662)
Accounts payable and accrued expenses		54,508
Customer deposits		35,000
Net cash used in operating activities		(248,310)
Cash flows from financing activities		
Cash used in related party receivable		(14,536)
Proceeds from related party payable		61,503
Member contributions		420,000
Net cash provided by financing activities		466,967
Net change in cash		218,657
Cash, beginning of the period		200,100
Cash, end of the period	$	418,757
Restricted cash, end of period	$	35,000
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

SmartEngine Primary LLC
Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

SmartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Accounts Receivable

The Company's accounts receivable is stated at its estimated net realizable value. The Company regularly monitors the balances and when there is a probable impairment, it records an allowance for doubtful accounts balance. At December 31, 2019, there was no allowance for doubtful accounts.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, the balances of which at times may exceed insured limits. The Company continually monitors its banking relationships and consequently has not experienced any losses in such accounts. Additionally, the Company is periodically exposed to credit risk with its accounts receivable. The Company monitors its accounts receivable closely and has not experienced any losses.

The Company believes it is not exposed to any significant credit risk on cash or cash equivalents or accounts receivable.

Customer Deposits

As new customers come onboard, they make an initial deposit. This deposit is recorded as a liability until it is either earned by the Company, or refunded to the customer.

Revenue Recognition

Effective January 1, 2019 the Company adopted Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The adoption of ASC 606 had no impact on the Company's financial statements. The Company did not have any revenue prior to January 1, 2019.

Revenues are recognized when funds from investors are delivered to our customers. Our revenue is the amount that is based on the consideration the Company expects to receive as commission for the transaction when such amounts are not probable of significant reversal. Our revenue consists of cash and warrants in our customers. These policies reflect the adoption of *Revenue from Contracts with Customers* on January 1, 2019.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due to and from related parties. The carrying amount of these financial instruments approximates fair value due to their short-term maturity.

Income Taxes

The Company is organized as a pass through organization for income tax purposes. As such it does not pay income taxes, but rather any profit or loss inures to the sole member.

Note 3: Related Party Activity

At December 31, 2019, the Company had $14,536 due from a related party. The relationship is common ownership with the Company.

At December 31, 2019 and 2018, the Company owed $68,351 to a different related party. The relationship is common ownership with the Company.

Note 4: Commission Income

The Company charges a commission on each sale of securities. Part of the commission is cash and part is warrants to buy shares of the company selling the shares. Revenue is recognized upon distribution of proceeds of the sale of shares to the selling issuer. The warrants are valued using the Black Scholes option valuation model.

Note 5: Net Capital Requirements

The Company is subject to the net capital requirement of FINRA, and as such is required to maintain a minimum net capital of $100,000. Net capital of the Company, net of non-allowable assets of $223,977 at December 31, 2019 was $295,898. The minimum capital requirement may effectively restrict the withdrawal of Company equity.

StartEngine Primary, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2019

		2019
Net Capital		
Ownership equity		$ 519,875
Less non-allowable assets		(223,977)
Total Allowable Capital		295,898
Less haircuts on investments (none)		-
Total Net Capital		295,898
Statutory Minimum Net Capital	**$100,000**	
6 2/3% of Aggregate Indebtedness	**$19,732**	
Minimum Net Capital Requirement		(100,000)
Excess Over Minimum Net Capital Requirement		$ 195,898
Total Aggregate Indebtedness		$ 157,859
Ratio of Aggregate Indebtedness to Net Capital		53.35%
Schedule of Aggregate Indebtedness		
Customer Deposits		$ 35,000
Accounts Payable and Accrued Expenses		54,508
Due to Related Party		68,351
		$ 157,859
Reconciliation With Company's Computation		
Net Capital as reported in Company's Part II (Unaudited)		
FOCUS Report		$ 240,899
Net audit adjustments		55,000
FOCUS Report - audited		$ 295,899

The difference between the Net Capital Calculation compared to the Broker Dealers's Unaudited Part II relates to a $55,000 adjustment to customer deposits to reflect uncollected customer deposits as of December 31 2019.

Schedule 2

STARTENGINE PRIMARY, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

Schedule 3

STARTENGINE PRIMARY, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2019

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of StartEngine Primary, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) StartEngine Primary, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

BF Borgers CPA PC
Certified Public Accountants
Lakewood, Colorado
March 13, 2020

STARTENGINE PRIMARY, LLC
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2019

StartEngine Primary, LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception.

StartEngine Primary, LLC

I, Howard Marks, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

March 13, 2020